

Ryan Beckland · 3rd in

Entrepreneur In Residence at Applico

San Francisco, California · 500+ connections · **Contact info**

Applico

University of Virginia

Experience

Entrepreneur In Residence
Applico
2019 – Present · 1 yr
San Francisco Bay Area



Validic
8 yrs 10 mos


Board Director
Mar 2012 – Oct 2018 · 6 yrs 8 mos


Co-Founder & President
Jun 2016 – Apr 2018 · 1 yr 11 mos

Show 1 more role ⌄

Owner
Happy Trailers, LLC
Mar 2007 – Jan 2011 · 3 yrs 11 mos

Lawrence, KS
Financial services firm focused on financing mobile homes. I personally financed over 50 homes before selling my portfolio of notes in 2011.

Owner

Beckland Rentals
Jan 2007 – Dec 2010 · 4 yrs
Lawrence, KS

I built a portfolio of 19 rentals properties. Handled property acquisition and management.



Market & Research Analyst

Johnson County Community College
Jan 2007 – Apr 2008 · 1 yr 4 mos

Write and administer surveys, tabulate survey results, manage data, statistical analysis, report survey results.

Show 1 more experience ⌄

Education



University of Virginia

MA, Sociology
2004 – 2006



University of Iowa

BA, Religious Studies
2001 – 2004



University of Louisiana at Lafayette

N/A, General
2000 – 2001



